Exhibit (a)(5)(1)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated September 21, 2009, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is being made to all holders of Shares, except that the Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock (including the Associated
Preferred Stock Purchase Rights)
of
Facet Biotech Corporation
at
$14.50 Net Per Share
by
FBC Acquisition Corp.
a wholly owned subsidiary of
Biogen Idec Inc.
FBC Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Biogen Idec Inc., a Delaware corporation (“Biogen Idec”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Facet Biotech Corporation, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights issued or to be issued under the Rights Agreement, dated as of September 7, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights” and, together with the common stock, the “Shares”), at a price of $14.50 per Share, net to the seller in cash, without interest (and less any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the “Offer”).
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 19, 2009, UNLESS THE OFFER IS EXTENDED.
The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a total number of Shares representing, together with the Shares owned by Biogen Idec, at least a majority of the total voting power of all of the outstanding shares of the Company entitled to vote generally in the election of directors or with respect to a merger, calculated on a fully diluted basis, (2) Biogen Idec being satisfied that the restrictions on business combinations with interested stockholders set forth in Section 203 of the Delaware General Corporation Law are inapplicable to the Offer and the Proposed Merger (as defined below) or any other business combination involving Biogen Idec or any of its subsidiaries (including Purchaser) and the Company, (3) all waiting periods under applicable antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (4) the Company’s board of directors redeeming the Rights, or Biogen Idec being satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger and (5) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Biogen Idec’s ability to acquire the Company or otherwise diminishing the expected value to Biogen Idec of the acquisition of the Company other than, except as to terms not disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2009, the collaboration and license agreement and related stock purchase agreement between the Company and Trubion Pharmaceuticals, Inc. disclosed in such current report. The Offer is also subject to the satisfaction of certain other conditions set forth in Section 15 of the Offer to Purchase.
The purpose of the Offer and the Proposed Merger is for Biogen Idec to acquire control of, and the entire equity interest in, the Company. The Offer is the first step in the acquisition of the Company. Biogen Idec currently intends, as soon as practicable following the consummation of the Offer, to seek to have Purchaser consummate a merger with the Company (the “Proposed Merger”). Pursuant to the Proposed Merger, each then outstanding share of common stock (other than those held by Biogen Idec, held in the treasury of the

Company, held by subsidiaries of the Company, if any, and held by Company stockholders who have not tendered their Shares in the Offer and who properly exercise appraisal rights) would be converted, pursuant to the terms of the Proposed Merger, into the right to receive an amount in cash per share of common stock equal to the highest price per Share paid by Purchaser pursuant to the Offer, without interest (and less any applicable withholding taxes). Upon consummation of the Proposed Merger, the Company would be a wholly owned subsidiary of Biogen Idec.
Biogen Idec is seeking to negotiate with the Company with respect to the acquisition of the Company by Biogen Idec. Biogen Idec and Purchaser reserve the right to (i) amend the Offer (including amending the number of Shares to be purchased and/or amending the purchase price) upon entering into a merger agreement with the Company or (ii) negotiate a merger agreement with the Company that does not involve a tender offer, pursuant to which merger agreement Purchaser would terminate the Offer and the Shares would, upon consummation of the merger contemplated by such merger agreement, be converted into cash or other consideration negotiated by Biogen Idec, Purchaser and the Company.
For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives notice of its acceptance to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”). Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as agent for all tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If Purchaser increases the consideration to be paid for Shares in the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after (i) timely receipt by the Depositary of confirmation of a book-entry transfer of such Shares into the Depositary’s account at the book-entry transfer facility and an Agent’s Message (as defined in the Offer to Purchase) or (ii) if Shares are held in a direct registration system account (a “DRS Account”) with the Company’s transfer agent, timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.
“Expiration Date” means 12:00 midnight, New York City time, on October 19, 2009, unless Purchaser extends the period of time for which the Offer is open, in which event, the Expiration Date means the latest time and date on which the Offer, as so extended, shall expire. Purchaser reserves the right, subject to applicable laws and regulations, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open, and thereby delay the acceptance of, and the payment for, the Shares and (ii) to amend the Offer in any other respect, by giving notice of such extension or amendment to the Depositary. Any extension or amendment of the Offer will be followed as promptly as practicable by a public announcement, in the case of an extension, to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
Purchaser does not currently intend to include a subsequent offering period with the Offer, although it reserves the right to do so in its sole discretion. Under Rule 14d-7 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no withdrawal rights apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. Purchaser will offer the same form and amount of consideration for Shares in a subsequent offering period, if it includes one, as in the Offer.
Tendering stockholders may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that if Purchaser has not accepted tendered Shares for payment by the date that is 60 days from the date of the original Offer, they may be withdrawn at any time after such date until such Shares have been accepted for payment as provided in the Offer to Purchase.
To withdraw tendered Shares, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person(s) who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person(s) who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by a financial institution that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc. (each, an “Eligible Institution”)) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify (i) in the case of Shares tendered by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares or (ii) in the case of Shares held in a DRS Account, the name and number of the DRS Account. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date. Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and its determination shall be final and binding.
The receipt of cash pursuant to the Offer or the Proposed Merger by holders of Shares will be a taxable transaction for U.S. federal income tax purposes. Holders of Shares should consult their own tax advisor regarding the particular tax consequences of the Offer and the Proposed Merger to them, including the tax consequences under state, local, foreign and other tax laws.
The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
A request is being made to the Company pursuant to Rule 14d-5 of the General Rules and Regulations under the Exchange Act for use of the Company’s stockholder lists and security position listings for the purpose of disseminating the Offer to stockholders. The Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 800-5186 Banks and Brokerage Firms May Call Collect: (212) 750-5833
September 21, 2009
WSJ—4 col. (7.19”) x 21”